UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

24 October 2019

Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

This report on Form 6-K is being filed for the purposes of incorporation by reference in the Registration Statements on Form F-3 (File No. 333-221130) and Form S-8 (File No. 333-168426). This report shall be deemed filed and incorporated by reference in such Registration Statements and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This document includes portions from the previously published results announcement of Equinor ASA as of, and for the nine months ended 30 September 2019, as revised to comply with the requirements of Item 10(e) of Regulation S-K regarding non-GAAP financial information promulgated by the U.S. Securities and Exchange Commission. This document does not update or otherwise supplement the information contained in the previously published results announcement.

Equinor third quarter 2019 results

Equinor reports net operating income of negative USD 0.47 billion and net income of negative USD 1.11 billion, following net impairments of USD 2.79 billion mainly due to more cautious price assumptions.

•           Financial results impacted by lower prices and deferral of gas production to capture higher value

•           High activity level with five new projects on stream since second quarter

•           Strong progress in building industrial scale within renewable energy

•           Clean-up operation at South Riding Point in the Bahamas following Hurricane Dorian

•           Introduction of a USD 5 billion share buy-back programme over three years

“We maintain strong cost and capital discipline, but our results are impacted by lower commodity prices in the quarter. In addition, we have decided to use our flexibility to defer gas production to periods with higher expected prices. Based on our strong balance sheet and outlook for profitable growth, we have in the quarter demonstrated our commitment to capital distribution and are executing the first tranche of a 5-billion-dollar share buy-back programme.” says Eldar Sætre, President and CEO of Equinor ASA.

“Since the beginning of third quarter, we have started production from Trestakk, Mariner, Snefrid Nord, Utgard and Johan Sverdrup. At Johan Sverdrup, the field has already achieved a daily production above 200.000 barrels. The five new fields are expected to deliver on average more than 200,000 high value barrels per day net to Equinor in 2020. We are developing a portfolio of profitable projects with low CO2 emissions, and we are on track to deliver strong production growth in 2020 and a 3% average annual production growth from 2019 to 2025” says Sætre.

“The last few months have been a game-changer for our offshore wind business. Together with SSE, we were the winning bidder with three projects at Dogger Bank in the UK, making it the largest offshore wind farm development in the world. In addition, we won the opportunity to develop Empire Wind offshore New York, delivered development plans for Hywind Tampen and realised significant value from the farm-down in the Arkona wind farm offshore Germany” says Sætre.

Net operating income was negative USD 0.47 billion in the third quarter, down from USD 4.60 billion in the same period in 2018. Net operating income was impacted by net impairment charges of USD 2.79 billion, of which USD 2.24 billion relates to unconventional onshore assets in North America, mainly as a result of more cautious price assumptions. Net income was negative USD 1.11 billion in the third quarter, down from positive USD 1.67 billion in the third quarter of 2018.

Operating costs and administrative expenses are up from the same period last year mainly due higher provisions in the MMP reporting segment. The Marketing, Midstream and Processing segment has delivered strong trading results. Invoiced European gas prices were more than 50% higher than average spot prices, based on realised gains from the longer dated gas sales contracts.

Equinor delivered total equity production of 1,909 mboe per day in the third quarter, down 8% from the same period in 2018. The flexibility in the gas fields is used to delay production to periods with higher expected gas prices. High turnaround activity also impacted the production. Successful start-ups and ramp-up of new fields as well as new well capacity partly offset the reduction in production. The Johan Sverdrup field was put in production 5 October and currently five wells are producing. All eight pre-drilled wells are expected to be put in production by the end of November, giving a production capacity well above 300.000 barrels per day. The field is expected to reach plateau during summer 2020.

As of the end of third quarter 2019, Equinor has completed 32 exploration wells with 14 commercial discoveries. Exploration expenses in the quarter were USD 0.87 billion, compared to USD 0.24 billion in the same quarter of 2018, with more wells drilled and completed.

Cash flows provided by operating activities before taxes paid and changes in working capital amounted to USD 16.60 billion for the first nine months of 2019 compared to USD 20.43 billion in the same period of 2018.

The board of directors has decided on a dividend of USD 0.26 per share for the third quarter. In third quarter Equinor launched a share buy-back programme of up to USD 5 billion over a period until the end of 2022. In the first tranche shares will be purchased for up to USD 500 million in the market, and by the end of the third quarter shares for USD 91 million have been settled and paid.

The twelve-month average Serious Incident Frequency (SIF) was 0.6 for the twelve months ended 30 September 2019, compared to 0.5 for the same period a year ago. In the aftermath of Hurricane Dorian, Equinor has mobilised significant resources to safeguard people and the environment, and to clean up the spills at and around the South Riding Point terminal in the Bahamas.

Quarters			Change		First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million, unless stated otherwise)	2019	2018	Change

(469)	3,521	4,597	N/A	Net operating income/(loss)	7,783	13,392	(42%)
(1,107)	1,476	1,666	N/A	Net income/(loss)	2,081	4,171	(50%)
1,909	2,012	2,066	(8%)	Total equity liquids and gas production (mboe per day) [4]	2,032	2,091	(3%)
52.5	59.3	67.6	(22%)	Group average liquids price (USD/bbl) [1]	55.8	64.6	(14%)

GROUP REVIEW

Third quarter 2019

Total equity liquids and gas production [4] was 1,909 mboe per day in the third quarter of 2019, down 8% compared to 2,066 mboe per day in the third quarter of 2018 mainly due to expected natural decline and reduced flexible gas production due to lower prices. The decrease was partially offset by new fields on the NCS and in the E&P International reporting segment including new wells in the US onshore.

Total entitlement liquids and gas production [3] was 1,745 mboe per day in the third quarter of 2019, down 8% compared to 1,895 mboe per day in the third quarter of 2018. In addition to the factors mentioned above, production was negatively affected by  higher US royalty volumes due to increased production [4], partially offset by lower effects from production sharing agreements (PSA) [4]. The net effect of PSA and US royalties was 164 mboe per day in total in the third quarter of 2019 compared to 171 mboe per day in the third quarter of 2018.

Quarters			Change	Condensed income statement under IFRS	First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(unaudited, in USD million)	2019	2018	Change

15,610	17,096	19,136	(18%)	Total revenues and other income	49,189	57,155	(14%)

(7,667)	(8,606)	(9,486)	(19%)	Purchases [net of inventory variation]	(22,928)	(28,695)	(20%)
(2,922)	(2,502)	(2,493)	17%	Operating and administrative expenses	(8,063)	(7,586)	6%
(4,619)	(2,233)	(2,321)	99%	Depreciation, amortisation and net impairment losses	(9,039)	(6,519)	39%
(871)	(235)	(239)	>100%	Exploration expenses	(1,374)	(963)	43%

(469)	3,521	4,597	N/A	Net operating income/(loss)	7,783	13,392	(42%)

340	(0)	(348)	N/A	Net financial items	489	(1,085)	N/A

(129)	3,520	4,249	N/A	Income before tax	8,272	12,307	(33%)

(978)	(2,045)	(2,583)	(62%)	Income tax	(6,191)	(8,136)	(24%)

(1,107)	1,476	1,666	N/A	Net income/(loss)	2,081	4,171	(50%)

Net operating income was negative USD 469 million in the third quarter of 2019, compared to positive USD 4,597 million in the third quarter of 2018. The decrease was primarily due to lower average prices and lower volumes for both liquids and gas in addition to higher depreciation, amortisation and net impairment losses and exploration expenses, mainly related to impairments of unconventional onshore assets in North America. Higher provisions in the MMP reporting segment contributed to the decrease, partially offset by gain from sale of assets in the E&P Norway reporting segment.

In the third quarter of 2019, net operating income was negatively impacted mainly by net impairments of USD 2,794 million, provisions of USD 560 million and changes in fair value of derivatives and inventory hedge contracts of USD 444 million and positively affected by gain from sale of assets of USD 849 million.

In the third quarter of 2018, net operating income was negatively impacted mainly by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 450 million and positively affected by net reversal of impairments of USD 89 million.

Total revenues and other income were USD 15,610 million in the third quarter of 2019 compared to USD 19,136 million in the third quarter of 2018. Lower average prices for liquids and gas in addition to liquids and gas volumes negatively affected Total revenues and other income as well as Purchases [6]. The decrease was partially offset by gain from sale of assets of USD 849 million in the E&P Norway reporting segment.

Operating and administrative expenses were USD 2,922 million in the third quarter of 2019, an increase of USD 429 million compared to the third quarter of 2018. The increase was mainly related to higher provisions in the MMP reporting segment, increased transportation costs, and operation and maintenance costs. The increase was partially offset by the implementation of IFRS 16 [1] , the NOK/USD currency exchange rate development in addition to decreased royalties and production fees due to lower production and prices.

Depreciation, amortisation and net impairment losses were USD 4,619 million in the third quarter of 2019, compared to USD 2,321 million in the third quarter of 2018. The 99% increase was mainly due to net impairments of USD 2,794 million of which the major part relates to impairments of unconventional onshore assets in North America in the third quarter of 2019. Ramp-up of new fields, increased investment mainly related to North America and the implementation of IFRS 162 added to the increase, partially offset by higher proved reserves estimates, net decrease in production and the NOK/USD exchange rate development.

Exploration expenses were USD 871 million in the third quarter of 2019, a increase of USD 632 million compared to the third quarter of 2018, mainly due to higher impairments of assets in the third quarter of 2019, in addition to higher drilling and field development costs. A higher portion of exploration expenditures being capitalised and lower seismic costs partially offset the increase. For more information, see table titled Exploration expenses in the Supplementary disclosures.

Net financial items amounted to USD 340 million in the third quarter of 2019, compared to a loss of USD 348 million in the third quarter of 2018. The increase of USD 688 million is mainly due to gain on net foreign exchange of USD 295 million in addition to gain on derivatives related to a long-term debt portfolio of USD 208 million in the third quarter of 2019. In the third quarter of 2018, net financial items were negatively impacted by a loss of USD 77 million on net foreign exhange and a loss of USD 109 million on derivatives related to a long-term debt portfolio.

Income taxes were USD 978 million in the third quarter of 2019. The effective tax rate was more than negative 100%. In the third quarter of 2018, income taxes were USD 2,583 million and the effective tax rate was 60.8%. Please see note 5  Income taxes to the Condensed interim financial statements for information related to income taxes.

Net income in the third  quarter of 2019 was USD negative 1,107 million, down from positive USD 1,666 million in the third  quarter of 2018. The decrease was mainly due to negative changes in net operating income as discussed above, partially offset by lower income tax and positive changes for net financial items.

Cash flows provided by operating activities decreased by USD 1,237 million compared to the third quarter of 2018. The decrease was mainly due to lower liquids and gas prices, partially offset by a change in working capital and decreased tax payments.

Cash flows used in investing activities decreased by USD 5,410 million compared to the third quarter of 2018. The decrease was mainly due to decreased financial investments, increased proceeds from sale of assets and lower capital expenditures, partially offset by increased cash flow used for business combinations.

Cash flows used in financing activities increased by USD 1,248 million compared to the third quarter of 2018. The increase was mainly due to no new finance debt in the quarter and lease payments being reclassified to financing cash flow following the IFRS 16 [2]  implementation, partially offset by reduced payment of short-term debt.

Total cash flows increased by USD 2,925 million compared to the third quarter of 2018.

First nine months 2019

Net operating income was USD 7,783 million in the first nine months of 2019 compared to USD 13,392 million in the first nine months of 2018. The 42% decrease was primarily driven by lower liquids and gas prices and liquids volumes. Higher net impairments mainly related to unconventional onshore assets in North America and increased provisions in the MMP reporting segment contributed to the decrease. The decrease was partially offset by net gain of sale of assets mainly related to the E&P Norway reporting segment in the first nine months of 2019.

In the first nine months of 2019, net operating income was negatively affected mainly by net impairments of USD 2,678 million, provisions of USD 557 million and positively impacted by net gain of sale of assets of USD 999 million, changes in the fair value of derivatives and inventory hedge contracts of USD 267 million.

[1] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements

[2] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

In the first nine months of 2018, net operating income was positively impacted mainly by net impairment reversals of USD 353 million and an implementation effect of USD 287 million related to a change in accounting policy for lifting imbalances. In addition, net operating income was negatively impacted by changes in unrealised fair value of derivatives and inventory hedge contracts of USD 817 million.

Total revenues and other income were USD 49,189 million in the first nine months of 2019 compared to USD 57,155 million in the first nine months of 2018. Lower average prices and volumes for liquids and gas negatively affected Total revenues and other income, as well as Purchases [6]. Higher gain on sale of assets mainly related to E&P Norway partially offset the decrease.

Operating and administrative expenses were USD 8,063 million in the first nine months of 2019, an increase of USD 477 million compared to in the first nine months of 2018. The increase was primarily due to increased provisions in the MMP reporting segment, increased transportation costs mainly related to liquids, portfolio changes in the E&P International segment and higher operation and maintenance costs mainly related to new fields. The increase was partially offset by the implementation of IFRS 163 and the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses were USD 9,039 million in the first nine months of 2019, an increase of USD 2,520 million compared to the first nine months of 2018. The increase was mainly due to higher net impairments related to unconventional onshore assets in North America in the first nine months of 2019. Increased investments in the E&P International segment, ramp-up of new fields and the implementation of IFRS 16 [3] added to the increase, partially offset by higher proved reserves estimates on several fields, no depreciation effect on one of the fields on the NCS and a net decrease in production.

Exploration expenses increased by USD 411 million to USD 1,374 million in the first nine months of 2019, mainly due to to higher impairment in the first nine months of 2019, in addition to higher drilling and field development costs. Higher portion of exploration expenditures being capitalised in the first nine months of 2019, partially offset the increase.

Net financial items amounted to a gain of USD 489 million in the first nine months of 2019, compared to a loss of USD 1,085 million in the first nine months of 2018. The positive change of USD 1,574 million is mainly due to gain on derivatives related to a long-term debt portfolio of USD 781 million and a net foreign exchange gain of USD 201 million in the first nine months of 2019. In the first nine months of 2018, net financial items were negatively impacted by a loss of USD 329 million on derivatives related to a long-term debt portfolio and a loss of USD 234 million related to net foreign exchange.

Income taxes were USD 6,191 million in the first nine months of 2019 and the effective tax rate was 74,8%. Income taxes in the first nine months of 2018 were USD 8,136 million and the effective tax rate was 66.1%. Please see note 5 Income tax to the Condensed interim financial statements for information related to income taxes.

Net income in the first nine months of 2019 was USD 2,081 million compared to USD 4,171 million in the first nine months of 2018. The decrease was mainly due to the decrease in net operating income as discussed above, partially offset by positive changes in net financial items and lower income tax.

Cash flows provided by operating activities decreased by USD 3,519 million compared to the first nine months of 2018. The decrease was mainly due to lower liquids and gas prices and increased tax payments, partially offset by a change in working capital.

Cash flows used in investing activities decreased by USD 1,968 million compared to the first nine months of 2018. The decrease was mainly due to lower cash flow used for business combinations, lower capital expenditures and increased proceeds from sale of assets, partially offset by increased financial investments.

Cash flows used in financing activities decreased by USD 216 million compared to the first nine months of 2018. The decrease was mainly due to higher cash inflow from collateral related to derivatives and lower repayment of finance debt, partially offset by no new finance debt, lease payments being reclassified to financing cash flow following the IFRS 163 implementation and increased dividend paid.

Total cash flows decreased by USD 1,335 million compared to the first nine months of 2018.

[3] See note 8 Changes in accounting policies 2019 to the Condensed interim financial statements.

OUTLOOK

•           Equinor intends to continue to mature its large portfolio of exploration assets and estimates a total exploration activity level of around USD 1.7 billion for 2019, excluding signature bonuses

•           Equinor’s ambition is to keep the unit of production cost in the top quartile of its peer group

•           For the period 2019 – 2025, production growth [7] is expected to come from new projects resulting in around 3% CAGR (Compound Annual Growth Rate)

•           Production [7]  for 2019 is estimated to be around the 2018 level

•           Scheduled maintenance activity is estimated to reduce the quarterly production by approximately 30 mboe per day in the fourth quarter of 2019. In total, maintenance is estimated to reduce equity production by around 40 mboe per day for the full year of 2019

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream, operational regularity, activity level in the US onshore, as well as uncertainty around the closing of the announced transactions represent the most significant risks related to the foregoing production guidance. For further information, see section Forward-Looking Statements.

EXPLORATION & PRODUCTION NORWAY

Third quarter 2019 review

Average daily production of liquids and gas decreased by 14% to 1,067 mboe per day in the third quarter of 2019, compared to
1,235 mboe per day in the third quarter of 2018. The decrease was mainly due to reduced flexible gas production resulting from lower prices, and expected natural decline. This was partially offset by positive contributions from new fields.

Net operating income was USD 2,558 million in the third quarter of 2019 compared to USD 3,393 million in the third quarter of 2018. The decrease was mainly due to lower liquids prices, lower gas transfer price and decreased volumes.

In the third quarter of 2019, net operating income was positively impacted by gain on sale of assets of USD 840 million, partially offset by a negative impact of USD 25 million related to underlifted volumes.

Total revenues and other income decreased in the third quarter of 2019 compared to the third quarter of 2018, due to lower liquids prices, lower gas transfer price and decreased volumes, partially offset by a gain on sale of assets.

Operating and administrative expenses  increased mainly due to ramp-up of new fields and increased Gassled removal costs, partially offset by the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses decreased mainly due to a net decrease in production.

Exploration expenses increased mainly due to higher drilling costs, partially offset by a higher portion of exploration expenditure being capitalised this quarter.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million)	2019	2018	Change

4,498	4,390	5,465	(18%)	Total revenues and other income	13,876	16,439	(16%)

(817)	(888)	(781)	5%	Operating and administrative expenses	(2,441)	(2,417)	1%
(981)	(945)	(1,196)	(18%)	Depreciation, amortisation and net impairment losses	(2,945)	(3,098)	(5%)
(142)	(79)	(94)	51%	Exploration expenses	(335)	(254)	32%

2,558	2,478	3,393	(25%)	Net operating income/(loss)	8,155	10,670	(24%)

First nine months 2019

Net operating income for Exploration & Production Norway was USD 8,155 million in the first nine months of 2019 compared to USD 10,670 million in the first nine months of 2018. The decrease was mainly due to lower liquids prices, decreased liquids volumes and lower gas transfer price partially offset by gain on sale of assets.

In the first nine months of 2019, net operating income was positively impacted by gain on sale of assets of USD 977 million, partially offset by a negative impact of USD 94 million from underlifted volumes in the period and an implementation effect of USD 42 million from a change in accounting policy for lifting imbalances. In the first nine months of 2018, net operating income was positively impacted by net impairment reversals of USD 596 million and the implementation effect of USD 216 million from a change in accounting policy for lifting imbalances.

Total revenues and other income decreased by 16% in the first nine months of 2019 compared to the first nine months of 2018,  mainly due to lower liquids prices, decreased liquids volumes and lower gas transfer price partially offset by gain on sale of assets.

Operating and administrative expenses  increased mainly due to increased transportation costs and ramp-up of new fields offset by the NOK/USD exchange rate development.

Depreciation, amortisation and net impairment losses decreased in the first nine months of 2019 compared to the first nine months of 2018,  mainly due to a net decrease in production, no depreciation effect for one of the fields, and higher proved reserves estimates, partially offset by ramp-up of new fields.

Exploration expenses  increased mainly due to higher drilling and field development costs.

EXPLORATION & PRODUCTION INTERNATIONAL

Third quarter 2019 review

Average daily equity production of liquids and gas increased slightly to 842 mboe per day in the third quarter of 2019 compared to 832 mboe per day in the third quarter of 2018. The increase was primarily driven by start-up and ramp-up of new fields in offshore North America and UK, and new wells in the US onshore, partially offset by expected natural decline.

Average daily entitlement production of liquids and gas  increased by 3% to 678 mboe per day in the third quarter of 2019 compared to 661 mboe per day in the third quarter of 2018. The increase was due to higher equity production, and lower effects from production sharing agreements (PSA) [4], partially offset by higher US royalty volumes [4]. The net effects from PSA and US royalties were 164 mboe per day in the third quarter of 2019 compared to 171 mboe per day in the third quarter of 2018.

Net operating income was negative USD 2,261 million in the third quarter of 2019 compared to positive USD 1,078 million in the third quarter of 2018. The negative development was primarily caused by impairments of unconventional onshore assets in North America, lower liquids and gas prices and higher depreciation expenses. Lower operating and administrative expenses and increased entitlement production partially offset the decrease.

In the third quarter of 2019, net operating income was negatively impacted by net impairment losses of USD 2,588 million, mainly related to unconventional assets in North America of USD 2,241 million. In the third quarter of 2018, net operating income was positively impacted by net impairment reversals of USD 89 million.

Total revenues and other income decreased mainly due to lower liquids and gas prices.

Operating and administrative expenses decreased mainly due to decreased royalties and production fees driven by lower prices and volumes.

Depreciation, amortisation and net impairment losses increased mainly due to increased impairments, new fields in operation and higher investments, partially offset by increased proved reserves estimates.

Exploration expenses increased mainly due to net impairments and higher drilling costs, partially offset by a higher portion of exploration expenditure being capitalised this quarter and lower seismic costs.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million)	2019	2018	Change

2,347	2,630	3,050	(23%)	Total revenues and other income	7,787	8,521	(9%)

15	14	11	(37%)	Purchases [net of inventory variation]	(9)	8	N/A
(745)	(805)	(822)	(9%)	Operating and administrative expenses	(2,550)	(2,224)	15%
(3,149)	(998)	(1,016)	>100%	Depreciation, amortisation and net impairment losses	(5,049)	(3,250)	55%
(729)	(156)	(145)	>100%	Exploration expenses	(1,039)	(709)	46%

(2,261)	685	1,078	N/A	Net operating income/(loss)	(860)	2,345	N/A

First nine months 2019

Net operating income for E&P International was negative USD 860 million in the first nine months of 2019 compared to positive USD 2,345 million in the first nine months of 2018. The negative development was mainly due to net impairments in the first nine months of 2019. Lower liquids and gas prices, higher operating and administrative expenses and increased depreciation added to the decrease, partially offset by increased entitlement production.

In the first nine months of 2019, net operating income was negatively impacted by net impairment losses of USD 2,472 million mainly related to unconventional assets in North America, and an implementation effect of USD 81 million from a change in accounting policy for lifting imbalances. In the first nine months of 2018, net operating income was negatively impacted by net impairment losses of USD 399 million and positively impacted by an implementation effect of USD 71 million from a change in accounting policy for lifting imbalances.

Total revenues and other income decreased due to lower liquids and gas prices, offset by higher production.

Operating and administrative expenses increased primarily due to portfolio changes, and higher operation and maintenance activity and transportation expenses driven by volume growth.

Depreciation, amortisation and net impairment losses increased mainly due to net impairments, higher investments, portfolio changes and new fields in operation, partially offset by higher proved reserves estimates.

Exploration expenses increased mainly due to net impairments, higher drilling and field development costs, partially offset by a higher portion of exploration expenditure being capitalised and lower seismic costs.

MARKETING, MIDSTREAM & PROCESSING

Third quarter 2019 review

Natural gas sales volumes amounted to 12.5 billion standard cubic meters (bcm) in the third quarter of 2019, down 1.6 bcm compared to the third quarter of 2018. Of the total gas sales in the third quarter of 2019, entitlement gas was 11.2 bcm, down 1.7 bcm from the third quarter of 2018. The decrease was mainly due to a decrease in NCS entitlement volumes.

Liquids sales volumes amounted to 210.2 million barrels (mmbl) in the third quarter of 2019, up 6.1 mmbl compared to the third quarter of 2018 due to increased 3rd party purchases.

Average invoiced European natural gas sales price was 26% lower in the third quarter of 2019 compared to the third quarter of 2018. Average invoiced North American piped gas sales price decreased by 23% in the same period due to decreased Henry Hub price.

Net operating income was negative USD 757 million in the third quarter of 2019 compared to positive USD 157 million in the third quarter of 2018. The decrease was mainly due to increased operating and administrative expenses related to increased provisions and impairments related to damage to the South Riding Point oil terminal in the Bahamas, in addition to onerous contract provisions in North America. Improved liquids trading results partially offset the decrease.

In the third quarter of 2019, net operating income was negatively impacted mainly by provisions totalling USD 514 million, derivatives loss and periodisation of inventory hedging effects of USD 453 million and impairments of USD 206 million. In the third quarter of 2018, net operating income was negatively impacted by unrealised derivatives loss and periodisation of inventory hedging effects totalling USD 446 million and positively impacted by a gain from divestment of shares of USD 105 million.

Purchases [net of inventory variation] decreased mainly due to lower liquids volumes and lower prices for all products.

Operating and administrative expenses increased mainly due to increased provisions and transportation costs for liquids.

Depreciation, amortisation and net impairment losses increased mainly due to impairments and correction of the depreciation period of an infrastructure asset.

Quarters			Change	Income statement under IFRS	First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million)	2019	2018	Change

14,188	16,454	18,718	(24%)	Total revenues and other income	46,481	55,474	(16%)

(13,048)	(15,065)	(17,429)	(25%)	Purchases [net of inventory variation] [6]	(41,581)	(51,479)	(19%)
(1,585)	(1,073)	(1,040)	52%	Operating and administrative expenses	(3,753)	(3,226)	16%
(311)	(100)	(92)	>100%	Depreciation, amortisation and net impairment losses	(504)	(118)	>100%

(757)	216	157	N/A	Net operating income/(loss)	644	651	(1%)

First nine months 2019

Net operating income for MMP was USD 644 million in the first nine months of 2019 compared to USD 651 million in the first nine months of 2018. The decrease was mainly due to increased operating and administrative expenses related to increased provisions and impairments related to damage to the South Riding Point oil terminal in the Bahamas, in addition to onerous contract provisions in North America. The decrease was partially offset by the effects of unrealised derivative gains and periodisation of inventory hedging.

In the first nine months of 2019, net operating income was negatively impacted by provisions totalling USD 510 million and impairments of USD 206 million, partially offset by unrealised derivative gains and periodisation of inventory hedging effects totalling USD 258 million. In the first nine months of 2018, net operating income was impacted by unrealised derivative gains and periodisation of inventory hedging effects totalling USD 869 million in addition to an impairment reversal of USD 155 million.

Total revenues and other income as well as Purchases [net of inventory variation] decreased primarily driven by lower prices for all products, as well as lower volumes for liquids.

Operating and administrative expenses increased mainly due to increased provisions and transportation costs.

Depreciation, amortisation and net impairment losses increased mainly due to impairments and a correction of the depreciation period of an infrastructure asset in addition to depreciation of assets starting production in the first nine months of 2019.

CONDENSED INTERIM FINANCIAL STATEMENTS

Third quarter 2019

CONSOLIDATED STATEMENT OF INCOME

Quarters					First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(unaudited, in USD million)	Note	2019	2018	2018*

14,704	16,898	18,989	Revenues	2	48,011	56,834	78,555
46	39	42	Net income/(loss) from equity accounted investments		149	156	291
860	160	105	Other income	3	1,028	166	746

15,610	17,096	19,136	Total revenues and other income	2	49,189	57,155	79,593

(7,667)	(8,606)	(9,486)	Purchases [net of inventory variation]		(22,928)	(28,695)	(38,516)
(2,732)	(2,281)	(2,306)	Operating expenses		(7,422)	(7,018)	(9,528)
(190)	(220)	(187)	Selling, general and administrative expenses		(642)	(568)	(758)
(4,619)	(2,233)	(2,321)	Depreciation, amortisation and net impairment losses	6	(9,039)	(6,519)	(9,249)
(871)	(235)	(239)	Exploration expenses	6	(1,374)	(963)	(1,405)

(469)	3,521	4,597	Net operating income/(loss)	2	7,783	13,392	20,137

340	(0)	(348)	Net financial items	4	489	(1,085)	(1,263)

(129)	3,520	4,249	Income/(loss) before tax		8,272	12,307	18,874

(978)	(2,045)	(2,583)	Income tax	5	(6,191)	(8,136)	(11,335)

(1,107)	1,476	1,666	Net income/(loss)		2,081	4,171	7,538

(1,107)	1,475	1,665	Attributable to equity holders of the company		2,079	4,169	7,535
1	0	0	Attributable to non-controlling interests		2	2	3

(0.33)	0.44	0.50	Basic earnings per share (in USD)		0.62	1.25	2.27
(0.33)	0.44	0.50	Diluted earnings per share (in USD)		0.62	1.25	2.27
3,329	3,331	3,329	Weighted average number of ordinary shares outstanding (in millions)		3,330	3,325	3,326

* Audited

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters				First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(unaudited, in USD million)	2019	2018	2018 *

(1,107)	1,476	1,666	Net income/(loss)	2,081	4,171	7,538

192	53	54	Actuarial gains/(losses) on defined benefit pension plans	365	22	(110)
(49)	(11)	(13)	Income tax effect on income and expenses recognised in OCI1)	(86)	(4)	22
142	43	41	Items that will not be reclassified to the Consolidated statement of income	279	19	(88)

(1,726)	148	(43)	Currency translation adjustments	(1,254)	(220)	(1,652)
0	0	0	Net gains/(losses) from available for sale financial assets	0	64	64
57	(15)	(5)	Share of OCI from equity accounted investments	44	(11)	(5)
(1,668)	133	(48)	Items that may be subsequently reclassified to the Consolidated statement of income	(1,210)	(167)	(1,593)

(1,526)	176	(6)	Other comprehensive income/(loss)	(930)	(148)	(1,681)

(2,633)	1,651	1,659	Total comprehensive income/(loss)	1,151	4,024	5,857

(2,633)	1,651	1,659	Attributable to the equity holders of the company	1,149	4,021	5,855
1	0	0	Attributable to non-controlling interests	2	2	3

* Audited
1) Other comprehensive income (OCI)

CONSOLIDATED BALANCE SHEET

		At 30 September	At 30 June	At 31 December	At 30 September
(unaudited, in USD million)	Note	2019	2019	2018 *	2018

ASSETS
Property, plant and equipment	6	69,954	71,984	65,262	67,384
Intangible assets	6	10,877	10,976	9,672	9,880
Equity accounted investments		1,421	2,870	2,863	2,801
Deferred tax assets		3,435	3,381	3,304	2,688
Pension assets		871	971	831	1,158
Derivative financial instruments		1,486	1,405	1,032	1,003
Financial investments		3,185	2,873	2,455	2,609
Prepayments and financial receivables		1,174	1,149	1,033	1,281

Total non-current assets		92,403	95,609	86,452	88,804

Inventories		2,501	3,689	2,144	3,449
Trade and other receivables		6,917	7,622	8,998	10,000
Derivative financial instruments		949	1,491	318	249
Financial investments		7,203	10,160	7,041	8,623
Cash and cash equivalents		6,838	5,406	7,556	4,919

Total current assets		24,408	28,368	26,056	27,239

Assets classified as held for sale	3, 9	297	0	0	0

Total assets		117,108	123,977	112,508	116,043

EQUITY AND LIABILITIES
Shareholders' equity		40,983	45,013	42,970	41,907
Non-controlling interests		16	18	19	23

Total equity		40,999	45,031	42,990	41,930

Finance debt	4, 8	24,401	26,262	23,264	24,173
Deferred tax liabilities		9,731	9,852	8,671	8,341
Pension liabilities		3,765	3,989	3,820	3,997
Provisions	7	18,269	17,900	15,952	16,540
Derivative financial instruments		1,409	1,144	1,207	1,061

Total non-current liabilities		57,576	59,147	52,914	54,113

Trade, other payables and provisions		8,663	9,108	8,368	10,154
Current tax payable	5	4,115	4,796	4,654	6,189
Finance debt		4,375	4,231	2,463	1,823
Dividends payable		864	866	766	766
Derivative financial instruments		516	798	352	1,068

Total current liabilities		18,533	19,799	16,604	20,000

Total liabilities		76,109	78,946	69,518	74,113

Total equity and liabilities		117,108	123,977	112,508	116,043

* Audited

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Currency translation adjustments	OCI from equity accounted investments	Share-holders' equity	Non-controlling interests	Total equity

At 31 December 2017	1,180	7,933	34,342	(3,554)	(40)	39,861	24	39,885
Net income			4,169			4,169	2	4,171
Other comprehensive income/(loss)			82	(220)	(11)	(148)		(148)
Total comprehensive income								4,024
Dividends	5	333	(2,298)			(1,960)		(1,960)
Other equity transactions		(15)	(0)			(15)	(4)	(19)

At 30 September 2018	1,185	8,251	36,296	(3,774)	(51)	41,907	23	41,930

At 31 December 2018	1,185	8,247	38,790	(5,206)	(44)	42,970	19	42,990
Net income			2,079			2,079	2	2,081
Other comprehensive income/(loss)			279	(1,254)	44	(930)		(930)
Total comprehensive income								1,151
Dividends			(2,596)			(2,596)		(2,596)
Share buy-back1)		(500)				(500)		(500)
Other equity transactions	0	(12)	(29)			(40)	(5)	(45)

At 30 September 2019	1,185	7,735	38,523	(6,460)	0	40,983	16	40,999

1)    In September 2019 Equinor launched a USD 5 billion share buy-back programme, where the first tranche of the programme of around USD 1.5 billion has commenced and will end no later than 25 February 2020. For the first tranche Equinor has entered into an irrevocable agreement with a third party for up to USD 500 million of shares to be purchased in the market, while around
USD 1.0 billion of shares from the Norwegian State will in accordance with an agreement with the Ministry of Petroleum and Energy be redeemed at the next annual general assembly in order for the Norwegian State to maintain their ownership percentage in Equinor. As of 30. September 2019 USD 106 million of the USD 500 million order has been acquired in the open market, of which
USD 91 million has been settled.

The first tranche of USD 500 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury shares due to the irrevocable agreement with the third party. The remaining order of the first tranche is accrued for and classified as short-term debt. The recognition of the State’s share will be deferred until the decision at the General Assembly in May 2020.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarters				First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(unaudited, in USD million)	Note	2019	2018	2018*

(129)	3,520	4,249	Income/(loss) before tax		8,272	12,307	18,874

4,619	2,233	2,321	Depreciation, amortisation and net impairment losses	6	9,039	6,519	9,249
650	4	24	Exploration expenditures written off		673	305	357
(295)	82	77	(Gains) losses on foreign currency transactions and balances	4	(201)	234	166
(851)	(135)	(104)	(Gains) losses on sales of assets and businesses	3	(994)	(106)	(648)
678	194	327	(Increase) decrease in other items related to operating activities		1,159	98	(526)
141	(321)	360	(Increase) decrease in net derivative financial instruments		(988)	1,267	409
50	63	45	Interest received		166	122	176
(226)	(131)	(93)	Interest paid		(526)	(317)	(441)

4,637	5,510	7,207	Cash flows provided by operating activities before taxes paid and working capital items		16,600	20,430	27,615

(1,447)	(2,800)	(1,887)	Taxes paid		(5,636)	(5,329)	(9,010)

990	(49)	98	(Increase) decrease in working capital		1,010	393	1,090

4,180	2,661	5,417	Cash flows provided by operating activities		11,975	15,494	19,694

(1,794)	(43)	0	Additions through business combinations1)	3	(2,274)	(3,557)	(3,557)
(2,637)	(2,834)	(3,073)	Capital expenditures and investments		(7,504)	(8,377)	(11,367)
2,584	(923)	(2,756)	(Increase) decrease in financial investments		(801)	13	1,358
182	75	117	(Increase) decrease in derivatives financial instruments		295	171	238
0	(4)	21	(Increase) decrease in other interest bearing items		8	78	343
1,519	207	135	Proceeds from sale of assets and businesses	3	1,726	1,152	1,773

(146)	(3,521)	(5,557)	Cash flows used in investing activities		(8,549)	(10,518)	(11,212)

0	0	998	New finance debt		0	998	998
(855)	(272)	(8)	Repayment of finance debt		(1,389)	(2,119)	(2,875)
(859)	(864)	(765)	Dividend paid		(2,492)	(1,912)	(2,672)
(91)	0	0	Share buy-back2)		(91)	0	0
(639)	728	(1,420)	Net current finance debt and other		(41)	(1,196)	(476)

(2,443)	(408)	(1,195)	Cash flows provided by (used in) financing activities		(4,012)	(4,228)	(5,024)

1,590	(1,269)	(1,335)	Net increase (decrease) in cash and cash equivalents		(587)	748	3,458

(154)	30	247	Effect of exchange rate changes on cash and cash equivalents		(153)	(219)	(292)
5,379	6,618	6,006	Cash and cash equivalents at the beginning of the period (net of overdraft)		7,556	4,390	4,390

6,816	5,379	4,919	Cash and cash equivalents at the end of the period (net of overdraft)3)		6,816	4,919	7,556

* Audited

1)     Net after cash and cash equivalents acquired.

2)     For more information, see Consolidated statement of changes in equity.

3)     At 30 September 2019 cash and cash equivalents included a net overdraft of USD 22 million. At 30 September 2018 and 31 December 2018 net overdraft was zero.

Notes to the Condensed interim financial statements

1 Organisation and basis of preparation

Organisation and principal activities

Equinor ASA, originally Den Norske Stats Oljeselskap AS and subsequently Statoil ASA, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The Equinor group’s (Equinor’s) business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products, and other forms of energy. Equinor ASA is listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA).

All Equinor's oil and gas activities and net assets on the Norwegian continental shelf (NCS) are owned by Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA. Equinor Energy AS is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's Condensed interim financial statements for the third quarter of 2019 were authorised for issue by the board of directors on
23 October 2019.

Basis of preparation

These Condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these Condensed interim financial statements should be read in conjunction with the Consolidated annual financial statements for 2018. IFRS as adopted by the EU differ in certain respects from IFRS as issued by the IASB, but the differences do not impact Equinor's financial statements for the periods presented. A description of the significant accounting policies applied in preparing these Condensed interim financial statements is included in Equinor`s Consolidated annual financial statements for 2018.

With effect as of 1 January 2019, Equinor made the following changes affecting the significant accounting policies:

•           Implementation of IFRS 16 Leases. Reference is made to note 8 Changes in accounting policies 2019 for further information about the standard, the policy choices made by Equinor, and the IFRS 16 implementation impact.

•           Change in accounting policy for recognising revenue from the production of oil and gas properties in which Equinor shares an interest with other companies. Instead of recognising revenue based on Equinor’s ownership in producing fields, Equinor now recognises revenue on the basis of volumes lifted and sold to customers during the period (the sales method). This policy change was made due to the agenda decision in the IFRS Interpretations Committee (IFRIC) on the topic “Sale of output by a joint operator (IFRS 11)”, which was finalised in March 2019. The impact of this change on Equinor’s financial statements was not material.

There have been no other changes to the significant accounting policies in the first nine months of 2019 compared to the Consolidated annual financial statements for 2018.

The Condensed interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the financial position, results of operations and cash flows for the dates and interim periods presented. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding.

The Condensed interim financial statements are unaudited.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an on-going basis, considering current and expected future market conditions. A change in an accounting estimate is recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segments

Equinor’s operations are managed through the following operating segments (business areas): Development & Production Norway (DPN), Development & Production International (DPI), Development & Production Brazil (DPB), Marketing, Midstream & Processing (MMP), New Energy Solutions (NES), Technology, Projects & Drilling (TPD), Exploration (EXP) and Global Strategy & Business Development (GSB).

The reporting segments Exploration & Production Norway (E&P Norway) and MMP consist of the business areas DPN and MMP respectively. The operating segments DPI and DPB are aggregated into the reporting segment Exploration & Production International (E&P International). The aggregation has its basis in similar economic characteristics, such as similar long-term average gross margins, the assets’ long term and capital-intensive nature and exposure to volatile oil and gas commodity prices, the nature of products, service and production processes, the type and class of customers, the methods of distribution and regulatory environment. The operating segments NES, GSB, TPD, EXP and corporate staffs and support functions are aggregated into the reporting segment “Other” due to the immateriality of these segments. The majority of the costs within the operating segments GSB, TPD and EXP are allocated to the E&P Norway, E&P International and MMP reporting segments.

The eliminations section includes the elimination of inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products. Inter-segment revenues are based upon estimated market prices.

Segment data for the third quarter of 2019 and 2018 is presented below. The reported measure of segment profit is net operating income/(loss).  Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments. The line item additions to property, plant and equipment (PP&E), intangibles and equity accounted investments excludes movements related to changes in asset retirement obligations.

The measurement basis for segments is IFRS as applied by the group with the exception of IFRS 16 Leases. All IFRS 16 leases are presented within the Other segment. The lease costs for the period are allocated to the different segments based on underlying lease payments, with a corresponding credit in the Other segment. Lease costs allocated to licence partners are recognised as other revenue in the Other segment. Additions to PP&E, intangible assets and equity accounted investments in the E&P and MMP segments include the period’s allocated lease costs related to activity being capitalised with a corresponding negative addition in the Other segment.

Third quarter 2019	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	866	509	14,099	90	0	15,564
Revenues inter-segment	3,630	1,827	85	1	(5,543)	0
Net income/(loss) from equity accounted investments	2	11	4	29	0	46

Total revenues and other income	4,498	2,347	14,188	121	(5,543)	15,610

Purchases [net of inventory variation]	0	15	(13,048)	(0)	5,366	(7,667)
Operating, selling, general and administrative expenses	(817)	(745)	(1,585)	41	185	(2,922)
Depreciation, amortisation and net impairment losses	(981)	(3,149)	(311)	(177)	(0)	(4,619)
Exploration expenses	(142)	(729)	0	0	(0)	(871)

Net operating income/(loss)	2,558	(2,261)	(757)	(16)	8	(469)

Additions to PP&E, intangibles and equity accounted investments	2,920	1,919	127	111	0	5,077

Third quarter 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	(130)	577	18,625	21	0	19,094
Revenues inter-segment	5,564	2,465	94	1	(8,124)	0
Net income/(loss) from equity accounted investments	32	8	(2)	4	0	42

Total revenues and other income	5,465	3,050	18,718	26	(8,124)	19,136

Purchases [net of inventory variation]	(0)	11	(17,429)	(0)	7,933	(9,486)
Operating, selling, general and administrative expenses	(781)	(822)	(1,040)	(33)	184	(2,493)
Depreciation, amortisation and net impairment losses	(1,196)	(1,016)	(92)	(17)	(0)	(2,321)
Exploration expenses	(94)	(145)	0	0	0	(239)

Net operating income/(loss)	3,393	1,078	157	(25)	(7)	4,597

Additions to PP&E, intangibles and equity accounted investments	1,326	1,074	92	135	0	2,627

First nine months 2019	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	1,026	1,630	46,149	235	0	49,040
Revenues inter-segment	12,835	6,125	312	3	(19,275)	0
Net income/(loss) from equity accounted investments	15	33	20	82	0	149

Total revenues and other income	13,876	7,787	46,481	320	(19,275)	49,189

Purchases [net of inventory variation]	1	(9)	(41,581)	(0)	18,661	(22,928)
Operating, selling, general and administrative expenses	(2,441)	(2,550)	(3,753)	103	578	(8,063)
Depreciation, amortisation and net impairment losses	(2,945)	(5,049)	(504)	(541)	0	(9,039)
Exploration expenses	(335)	(1,039)	0	0	0	(1,374)

Net operating income/(loss)	8,155	(860)	644	(120)	(36)	7,783

Additions to PP&E, intangibles and equity accounted investments	5,860	4,776	674	596	0	11,907

Balance sheet information
Equity accounted investments	2	387	88	943	0	1,421
Non-current segment assets	33,737	37,869	4,956	4,270	0	80,831
Non-current assets, not allocated to segments						10,151

Total non-current assets						92,403

First nine months 2018	E&P Norway	E&P International	MMP	Other	Eliminations	Total
(in USD million)

Revenues third party, other revenue and other income	101	1,609	55,259	31	0	56,999
Revenues inter-segment	16,287	6,887	204	1	(23,380)	0
Net income/(loss) from equity accounted investments	51	26	11	69	0	156

Total revenues and other income	16,439	8,521	55,474	101	(23,380)	57,155

Purchases [net of inventory variation]	1	8	(51,479)	(0)	22,776	(28,695)
Operating, selling, general and administrative expenses	(2,417)	(2,224)	(3,226)	(190)	472	(7,586)
Depreciation, amortisation and net impairment losses	(3,098)	(3,250)	(118)	(53)	0	(6,519)
Exploration expenses	(254)	(709)	0	0	0	(963)

Net operating income/(loss)	10,670	2,345	651	(142)	(132)	13,392

Additions to PP&E, intangibles and equity accounted investments	5,505	6,263	257	316	0	12,340

Balance sheet information
Equity accounted investments	1,147	235	90	1,329	0	2,801
Non-current segment assets	32,593	38,901	5,425	346	0	77,264
Non-current assets, not allocated to segments						8,739

Total non-current assets						88,804

Impairments and provision

In the third quarter of 2019 Equinor recognised net impairments of USD 2,797 million of which USD 611 million was classified as exploration expenses, mainly as a result of a downward shift in the long-term price assumptions, in particular the gas prices. For information about price assumptions see note 6 Property, plant and equipment and intangible assets.

In the E&P International segment the net impairment was USD 2,590 million of which USD 610 million was classified as exploration expenses. The major part of the impairment related to North America – unconventional onshore assets with impairment of USD 2,241 million, of which USD 608 million have been classified as exploration expenses. This impairment is due to decreased long-term price assumptions in addition to changed operational plans for certain assets. One asset in the North America - conventional offshore US Gulf of Mexico area was impaired by USD 292 million based on decreased oil recovery expectations.

In the MMP segment Hurricane Dorian resulted in damages to the South Riding Point oil terminal in Bahamas. The terminal has been impaired by USD 206 million, mainly due to repair costs and loss of revenue in the repair period.

In addition to the impairment, the MMP segment operating income/(loss) is impacted by costs to clean up oil spill and other consequences of Dorian as well as expected net costs related to an onerous transportation contract in North America. The total cost related to these two items is USD 537 million whereof the most significant part is provided for.

For further information regarding implementation of IFRS 16, see note 8 Changes in accounting policies 2019.

For information regarding acquisition and disposal of interests, see note 3 Acquisitions and disposals.

Revenues from contracts with customers by geographical areas

When attributing the line item revenues third party, other revenue and other income to the country of the legal entity executing the sale for the first nine months of 2019, Norway constitutes 74% and the US constitutes 19% of such revenues. For the first nine months of 2018 the revenues to Norway and US constituted 74% and 18% respectively.

Non-current assets by country

	At 30 September	At 30 June	At 31 December	At 30 September
(in USD million)	2019	2019	2018	2018

Norway	39,994	40,664	34,952	37,012
USA	18,455	19,999	19,409	19,420
Brazil	8,669	8,197	7,861	7,715
UK	5,261	5,406	4,588	4,543
Angola	1,669	1,743	1,874	2,111
Canada	1,651	1,651	1,546	1,606
Azerbaijan	1,551	1,497	1,452	1,452
Algeria	930	950	986	1,076
Other countries	4,071	5,722	5,128	5,130

Total non-current assets1)	82,252	85,830	77,797	80,065

1)   Excluding deferred tax assets, pension assets, non-current financial assets and assets classified as held for sale.

Revenues from contracts with customers and other revenues
	Quarters			Full Year
(in USD million)	Q3 2019	Q2 2019	Q3 2018	2018

Crude oil	8,667	9,390	10,208	40,948
Natural gas	2,236	2,637	3,230	14,070
Refined products	2,404	2,866	3,433	13,124
Natural gas liquids	1,224	1,542	2,111	7,167
Transportation	205	163	227	1,033
Other sales	123	165	145	903

Revenues from contracts with customers	14,859	16,763	19,353	77,246

Over/Under lift			(179)	137
Taxes paid in-kind	83	105	125	865
Physically settled commodity derivatives	(610)	(306)	182	488
Gain (loss) on commodity derivatives	298	276	(520)	(216)
Other revenues	74	60	27	36
Total other revenues	(155)	134	(365)	1,309

Revenues	14,704	16,898	18,989	78,555

Equinor changed its policy for the accounting of lifting imbalances on 1 January 2019, and consequently there will be no items reported in other revenue related to over/under lift as of this date. Based on materiality considerations, comparative periods have not been restated. Reference is made to Note 1 Organisation and basis of preparation for further information.

As of 1 January 2019, Equinor also increased the level of disclosure for elements included in revenues in the Consolidated statement of income and changed the way physical settlement of commodity derivatives is presented. The changes in fair value of such contracts prior to settlement are included in gain (loss) on commodity derivatives, while the resulting impact upon physical settlement is shown separately in physically settled commodity derivatives. Actual physical deliveries made by Equinor through such contracts are included in revenue from contracts with customers at contract price. Certain reclassifications within revenues have been made to the reported periods of 2018 to ensure comparability, but there is no change to the previously reported revenues in the Consolidated statement of income.

3 Acquisitions and disposals

Acquisition of interest in Rosebank project in UK

In the first quarter of 2019 Equinor closed an agreement to acquire Chevron’s 40% operated interest in the Rosebank project. A cash consideration of USD 71 million was paid on the closing date and is subject to final adjustment. The payment of the remaining consideration is subject to certain conditions being met and was reflected at fair value at the transaction date. The transaction represents an asset purchase. The fair value of the acquired exploration asset has been recognised in the Exploration & Production International (E&P International) segment.

Acquisition of 100% shares in Danske Commodities

In the first quarter of 2019 Equinor closed an agreement to acquire 100% of the shares in a Danish energy trading company Danske Commodities (DC) for a cash consideration of EUR 465 million (USD 535 million). In addition, Equinor recognised an insignificant liability for contingent consideration depending on DC’s performance measured at the fair value on the transaction date. The assets and liabilities related to the acquired business have been reflected according to IFRS 3 Business Combinations. The acquisition resulted in an increase of Equinor’s non-current assets of USD 13 million, current assets of USD 836 million, current liabilities of USD 749 million, and deferred tax liability of USD 2 million. The transaction has been accounted for in the Marketing, Midstream & Processing (MMP) segment and resulted in goodwill of USD 437 million reflecting the expected synergies on the acquisition and competence and access to the energy markets. Currently, both the purchase price and the purchase price allocation are preliminary.

Acquisition of offshore wind lease in USA

In the first quarter of 2019 Equinor paid a winning bid of USD 135 million in an auction for the rights to develop a wind farm within an offshore wind lease OCS-A 0520, in an area offshore the Commonwealth of Massachusetts. Upon completion the acquisition was recognised in the Other segment  as an increase in the intangible assets.

Swap of interests in the Norwegian Sea and the North Sea region of the NCS

In the second quarter of 2019 Equinor and Faroe Petroleum closed a swap transaction in the Norwegian Sea and the North Sea region of the NCS with no cash effect at the effective date. The effective date of the swap transaction is 1 January 2019. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 280 million, including goodwill of USD 82 million, and increased liabilities of USD 97 million.   In the third quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. A gain of USD 137 million on the divested interests has been presented in the line item other income in the Consolidated statement of income. The transactions were tax-exempt and have been accounted for in the E&P Norway segment.

Acquisition of interest in the Roncador field in Brazil

In the second quarter of 2018 Equinor closed an agreement with Petrobras to acquire a 25% interest in Roncador, an oil field in the Campos Basin in Brazil. In the second quarter of 2019 the purchase price allocation was finalised with no significant change compared to initial recognition. The transaction has been accounted for in the E&P International segment.

Acquisition and divestment of operated interest in the Carcará field in Brazil

In the second quarter of 2019 Equinor and Barra Energia (“Barra”) closed an agreement for Equinor to acquire Barra’s 10% interest in the BM-S-8 licence in Brazil’s Santos basin. Upon closing, Equinor sold 3.5% to ExxonMobil and 3% to Galp, fully aligning interests across BM-S-8 and Carcará North. The total consideration for Barra’s 10% interest was USD 415 million, and the transaction was accounted for as an asset acquisition. The total consideration for divested interests is on the same terms as the invested interest and amounts to USD 269 million. The value of the net acquired exploration assets resulted in an increase in intangible assets of USD 146 million at the date of transactions. The net cash payment from the transactions is USD 101 million. The transactions have been accounted for in the E&P International segment.

Acquisition of interest in the Caesar Tonga field in the Gulf of Mexico

In the third quarter of 2019 Equinor received governmental approval and closed a deal to acquire preferential rights to an additional 22.45% interest in the Caesar Tonga oil field from Shell Offshore Inc. The total consideration, including interim period settlement, was USD 813 million in cash. The assets and liabilities related to the acquired interests have been reflected in accordance with the principles of IFRS 3 Business Combinations. The acquisition resulted in increased assets of USD 850 million and increased liabilities of USD 37 million. The transaction increased Equinor’s interest in the field from 23.55% to 46.00%. The transaction was recognised in the E&P International segment.

Acquisition of interest in Johan Sverdrup and divestment of Lundin shares

In the third quarter of 2019 Equinor closed a deal to divest a 16% shareholding in Lundin for a direct interest of 2.6% in the Johan Sverdrup field in addition to a cash consideration. The consideration for the Lundin shares was SEK 14,510 million (USD 1,508 million) at the closing date, while the consideration for the Johan Sverdrup interest was USD 981 million including interim period settlement.

On 5 August 2019 the divestment of the shares in Lundin was closed, and Equinor recognised a gain of USD 837 million including recycling of Other comprehensive income and a fair value adjustment of the remaining 4.9% shares (subsequent to Lundin redeeming the acquired shares). The gain on the divested interest is presented in the line item Other income in the E&P Norway segment.

After the divestment the remaining investment in Lundin will be recognised at fair value through profit and loss and classified as non-current financial investment in the balance sheet.

On 30 August 2019 the acquisition of 2.6% of Johan Sverdrup was closed. The acquired interest has been reflected in accordance with the principles of IFRS3 Business Combinations. The acquisition resulted in increased assets of USD 1,580 million, including goodwill of USD 612 million, increased deferred tax of USD 612 million and other changes of USD 13 million.  The acquisition has been accounted for in the E&P Norway segment.

Both transactions were tax-exempted.

Held for sale

One equity accounted investment meets the criteria for held for sale classification and current value has been reclassified from long term to short term. For further information see note 9 Subsequent events.

4 Financial items

Quarters				First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(in USD million)	2019	2018	2018

295	(82)	(77)	Gains (losses) on net foreign exchange	201	(234)	(166)
180	145	97	Interest income and other financial items	535	245	283
208	267	(109)	Gains (losses) on derivative financial instruments	781	(329)	(341)
(343)	(330)	(259)	Interest and other finance expenses	(1,029)	(766)	(1,040)

340	(0)	(348)	Net financial items	489	(1,085)	(1,263)

The line item interest income and other financial items includes expenses of USD 64 million in the first nine months and for the full year of 2018 related to implementation of IFRS 9. See note 27 Changes in accounting policies in Equinor’s 2018 Annual Report and Form 20-F.

Gains (losses) on derivative financial instruments is a gain of USD 781 million in the first nine months of 2019 mainly due to decreased interest rates, compared to a loss of USD 329 million in the first nine months of 2018 mainly due to increased interest rates.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion of which USD 400 million has been utilised as of
30 September 2019.

5 Income taxes

Quarters				First nine months		Full year
Q3 2019	Q2 2019	Q3 2018	(in USD million)	2019	2018	2018

(129)	3,520	4,249	Income/(loss) before tax	8,272	12,307	18,874
(978)	(2,045)	(2,583)	Income tax expense	(6,191)	(8,136)	(11,335)
>(100%)	58.1%	60.8%	Effective tax rate	74.8%	66.1%	60.1%

The tax rate for the third quarter of 2019 and the first nine months of 2019 was primarily influenced by losses recognised in countries with unrecognised deferred tax assets partially offset by the tax exempted divestment of shares in Lundin as described in note 3 Acquisitions and disposals.

The tax rate for the third quarter of 2018 and for the first nine months of 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets. This was partially offset by currency effects in entities that are taxable in other currencies than the functional currency.

The tax rate for the first nine months of 2018 was also influenced by recognition of USD 350 million in previously unrecognised deferred tax assets reflected in the E&P International segment in the second quarter of 2018.

The tax rate for the full year 2018 was primarily influenced by positive operating income in countries with unrecognised deferred tax assets, and tax exempted divestment of interest on the NCS. The tax rate was also influenced by recognition of previously unrecognised deferred tax assets of USD 910 million reflected in the E&P International segment.

6 Property, plant and equipment and intangible assets

(in USD million)	Property, plant and equipment	Intangible assets

Balance at 31 December 2018	65,262	9,672
Implementation of IFRS 16 Leases1)	3,992	0
Opening balance per 1 January 2019	69,254	9,672
Additions through business combinations	2,010	1,077
Additions	9,434	1,441
Transfers	185	(185)
Disposals and reclassifications	(48)	(298)
Expensed exploration expenditures and impairment losses	-	(673)
Depreciation, amortisation and net impairment losses	(8,983)	(56)
Effect of foreign currency translation adjustments	(1,897)	(101)

Balance at 30 September 2019	69,954	10,877

1) See note 8 Changes in accounting policies 2019

Right of Use (RoU) assets are included within property, plant and equipment with a book value of USD 4,087 million per 30 September 2019. Additions to RoU assets amounts to USD 679 million. Gross depreciation of RoU assets amounts to USD 823 million in the first nine months of 2019, of which depreciation costs of USD 304 million which have been allocated to exploration and development activities, are presented net on the depreciation, amortisation and net impairment losses and additions lines in the table above.

Impairments and impairment reversals

For information on impairment losses and reversals per reporting segment see note 2 Segments.

First nine months 2019	Property, plant and equipment	Intangible assets	Total
(in USD million)

Producing and development assets	2,031	608	2,639
Other intangible assets	-	41	41
Acquisition costs related to oil and gas prospects	-	6	6

Total net impairment losses (reversals) recognised	2,031	655	2,686

The net impairment charges have been recognised in the Consolidated statement of income as depreciation, amortisation and net impairment losses and exploration expenses based on the impaired assets’ nature of property, plant and equipment and intangible assets, respectively.

The recoverable amounts of impairments and impairment reversals in the third quarter of 2019 were mainly based on value in use, except one asset in North America - unconventional onshore area which were impaired based on fair market value less cost of disposal.

Value in use estimates and discounted cash flows used to determine the recoverable amount of assets tested for impairment are based on internal forecasts on costs, production profiles and commodity prices. Price assumptions updated in the third quarter were as follows (price assumptions for the fourth quarter of 2018 are indicated in brackets):

Year Prices in real terms 1)	2019		2025		2030

Brent Blend (USD/bbl)	65	(63)	77	(78)	80	(82)
NBP (USD/mmBtu)	4.9	(8.0)	7.0	(8.2)	7.5	(8.2)
Henry Hub (USD/mmBtu)	2.6	(3.2)	3.1	(4.1)	3.6	(4.1)
1) Basis year 2019

The update of short-term price assumptions reflects movements in forward markets. The update of long-term price assumptions is the result of management decision after a thorough evaluation and update of key drivers in different markets, conducted during the year. Drivers include updated resource estimates, evaluation of long-run marginal costs, assumptions on energy and climate policies in relevant markets, updated demand assumptions, assumptions on price development for competing fuels, and risk premiums. As part of the internal evaluations Equinor has also benchmarked with different external evaluations.

7 Provisions, commitments, contingent liabilities and contingent assets

Equinor's estimated asset retirement obligations (ARO) have increased by USD 1,847 million compared to year end 2018, mainly due to a reduction in discount rates. Changes in ARO are reflected within property, plant and equipment and provisions in the Consolidated balance sheet.

Expected costs related to damages caused by Hurricane Dorian at the South Riding Point oil terminal in Bahamas as well as an onerous transportation contract in North America are provided for. For further information see note 2 Segments.

During the normal course of its business Equinor is involved in legal and other proceedings, and several claims are unresolved and currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined now. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

8 Changes in accounting policies 2019

IFRS 16 Leases
IFRS 16 Leases was implemented by Equinor on 1 January 2019. The new accounting standard covers the recognition, measurement and presentation of leases and related disclosures in the financial statements and has replaced IAS 17 Leases. IFRS 16 requires that all leases, except for short term leases and leases of low value assets are reflected in the balance sheet of a lessee as a lease liability and a right of use (RoU) asset. Equinor has implemented the standard according to the modified retrospective method with no restatement of comparable figures for 2018, which are still presented in accordance with IAS 17.

Reference is made to note 23 Implementation of IFRS 16 in Equinor’s annual financial statements 2018 for a detailed description of policy choices, transition alternatives and conclusions to judgmental accounting matters made upon the implementation of the standard. There have been no changes to these elements compared to the description in the 2018 annual financial statements, and the 2018 note on Implementation of IFRS 16 Leases describes the accounting policy applied for balances and transactions in 2019.

The implementation of IFRS 16 on 1 January 2019 has increased the Consolidated balance sheet by adding lease liabilities of
USD 4.2 billion and RoU assets of USD 4.0 billion. The difference between the lease liabilities and the right of use assets being recognised relates mainly to the derecognition of former onerous contract provisions which are now presented as impairment of RoU assets, and the recognition of financial sublease receivables. Equinor’s equity has not been impacted from the implementation of IFRS 16. The following line items in the balance sheet have been impacted as result of the new accounting standard:

	At 31 December	IFRS 16	At 1 January
(in USD million)	2018	Adjustments	2019
Property, plant and equipment	65,262	3,992	69,254
Prepayments and financial receivables	1,033	52	1,085
Total non-current assets		4,044
Trade and other receivables	8,998	45	9,043
Total current assets		45

Total assets		4,089

Non-current finance debt	23,264	3,159	26,423
Provisions	15,952	(105)	15,847
Total non-current liabilities		3,054
Trade and other payables and provisions	8,369	(34)	8,335
Current finance debt	2,463	1,069	3,532
Total current liabilities		1,035

Total liabilities		4,089

Note 23 Implementation of IFRS 16 Leases in the 2018 annual financial statements includes a reconciliation between the lease liabilities recognised at transition to IFRS 16 to the lease commitments reported under IAS 17 at year end 2018.

As of 1 January 2019, Equinor had incurred commitments of USD 2,116 million relating to lease contracts which had not yet commenced. These commitments will be recognised lease liabilities and RoU assets upon commencement of the lease, when Equinor obtains the right to control the use of an identified underlying asset. Of these commitments, USD 188 million commenced or were cancelled in the first nine months of 2019, USD 137 million are expected to commence later in 2019, USD 1,267 million are expected to commence in 2020 and the remainder are expected to commence between 2021 and 2024. The estimated commencement dates are subject to operational uncertainty. The duration of these lease contracts ranges from 2.5 to 8 years.

The right of use assets recognised in the opening balance per 1 January 2019 relate to leases of rigs (USD 1,212 million), vessels (USD 1,302 million), land and buildings (USD 1,537 million), storage facilities (USD 72 million) and other (USD 249 million). The figures include finance leases of USD 380 million which were previously recognised under IAS 17. Equinor mainly leases assets for operational purposes and not as a tool for financing.

The table below shows a maturity profile, based on undiscounted cash flows, for Equinor’s lease liabilities per 1 January 2019;

(in USD million)	2019	2020-2021	2022-2023	2024-2028	After 2028	Total

Lease payments	1,133	1,655	921	1,086	472	5,267

In the first nine months of 2019, Equinor recorded total lease payments of USD 948 million, of which USD 115 million were interest payments and USD 833 million were down-payments of lease liabilities. The total lease liabilities per 30 September 2019 were USD 4,383 million, presented in the balance sheet within the lines current and non-current finance debt with USD 1,145 million and USD 3,238 million respectively. The weighted average discount rate used to calculate the lease liability in the opening balance under IFRS 16 per 1 January 2019 was 3.1%.

9 Subsequent events

On 3 October 2019, Equinor entered into an agreement to sell a 25% ownership interest in the Arkona offshore wind farm to funds advised by Credit Suisse Energy Infrastructure Partners AG for a total amount of approximately EUR 500 million as of effective date. Currently Equinor holds a 50% interest in the wind farm located in the German part of the Baltic Sea, currently accounted for as investment in joint venture using the equity method. Following the transaction, Equinor will retain a 25% interest. RWE Renewables (following their takeover of E.ON Climate and Renewables) will remain the operator with a 50% interest. The interest share to be sold has been reclassified as held for sale. Upon transaction closing, which is expected in the fourth quarter of 2019, the gain will be presented in the line item other income in the Consolidated statement of income in the Other segment.

On 23 October 2019, the board of directors resolved to declare a dividend for the third quarter of 2019 of USD 0.26 per share. The Equinor share will trade ex-dividend 18 February 2020 on Oslo Børs and for ADR holders on New York Stock Exchange. Record date will be 19 February 2020 and payment date will be 27 February 2020.

Supplementary disclosures

Operational data

Quarters			Change		First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	Operational data	2019	2018	Change

				Prices
61.9	68.8	75.3	(18%)	Average Brent oil price (USD/bbl)	64.7	72.1	(10%)
52.6	60.3	69.1	(24%)	E&P Norway average liquids price (USD/bbl)	56.6	65.8	(14%)
52.3	58.2	65.9	(21%)	E&P International average liquids price (USD/bbl)	55.0	63.0	(13%)
52.5	59.3	67.6	(22%)	Group average liquids price (USD/bbl) [1]	55.8	64.6	(14%)
465	513	557	(17%)	Group average liquids price (NOK/bbl) [1]	486	519	(6%)
3.96	4.22	5.48	(28%)	Transfer price natural gas (USD/mmbtu) [9]	4.66	5.39	(13%)
5.19	5.49	6.99	(26%)	Average invoiced gas prices - Europe (USD/mmbtu) [8]	5.95	6.82	(13%)
1.99	2.35	2.58	(23%)	Average invoiced gas prices - North America (USD/mmbtu) [8]	2.51	2.82	(11%)
5.9	4.4	6.9	(15%)	Refining reference margin (USD/bbl) [2]	4.4	5.7	(22%)

				Entitlement production (mboe per day)
497	479	547	(9%)	E&P Norway entitlement liquids production	507	563	(10%)
448	440	458	(2%)	E&P International entitlement liquids production	444	427	4%
946	919	1,005	(6%)	Group entitlement liquids production	951	990	(4%)
570	713	688	(17%)	E&P Norway entitlement gas production	691	715	(3%)
230	210	202	14%	E&P International entitlement gas production	220	208	6%
799	923	890	(10%)	Group entitlement gas production	911	922	(1%)
1,745	1,842	1,895	(8%)	Total entitlement liquids and gas production [3]	1,862	1,912	(3%)

				Equity production (mboe per day)
497	479	547	(9%)	E&P Norway equity liquids production	507	563	(10%)
564	561	586	(4%)	E&P International equity liquids production	564	562	0%
1,061	1,040	1,133	(6%)	Group equity liquids production	1,071	1,126	(5%)
570	713	688	(17%)	E&P Norway equity gas production	691	715	(3%)
278	259	245	13%	E&P International equity gas production	270	251	8%
848	972	933	(9%)	Group equity gas production	961	965	(0%)
1,909	2,012	2,066	(8%)	Total equity liquids and gas production [4]	2,032	2,091	(3%)

				MMP sales volumes
210.2	200.3	204.1	3%	Crude oil sales volumes (mmbl)	591.9	633.7	(7%)
11.2	13.1	12.8	(13%)	Natural gas sales Equinor entitlement (bcm)	38.5	39.0	(1%)
1.3	1.6	1.3	3%	Natural gas sales third-party volumes (bcm)	5.1	4.0	25%

Exchange rates

Quarters			Change		First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	Exchange rates	2019	2018	Change

0.1129	0.1156	0.1214	(7%)	NOK/USD average daily exchange rate	0.1150	0.1245	(8%)
0.1100	0.1174	0.1223	(10%)	NOK/USD period-end exchange rate	0.1100	0.1223	(10%)
8.8573	8.6469	8.2366	8%	USD/NOK average daily exchange rate	8.6979	8.0341	8%
9.0874	8.5183	8.1777	11%	USD/NOK period-end exchange rate	9.0874	8.1777	11%
1.1118	1.1238	1.1628	(4%)	EUR/USD average daily exchange rate	1.1234	1.1934	(6%)
1.0889	1.1380	1.1576	(6%)	EUR/USD period-end exchange rate	1.0889	1.1576	(6%)

Health, safety and the environment

Twelve months average per			First nine months	First nine months
Q3 2019	Q3 2018	Health, safety and the environment	2019	2018

		Injury/incident frequency
2.5	2.8	Total recordable injury frequency (TRIF)	2.5	2.9
0.6	0.5	Serious Incident Frequency (SIF)	0.6	0.5
		Oil spills
219	247	Accidental oil spills (number of)	164	183
106	117	Accidental oil spills (cubic metres)	81	113

			First nine months	Full year
Climate			2019	2018

Upstream CO2 intensity (kg CO2/boe) 1)			10	9

1)      Total quantity of CO2 (carbon dioxide) released to the atmosphere from Equinor operated assets in production (kg)/Total hydrocarbon production (100%) exported for sale from Equinor operated activities (boe).

Exploration expenses

Quarters			Change	Exploration expenses	First nine months
Q3 2019	Q2 2019	Q3 2018	Q3 on Q3	(in USD million)	2019	2018	Change

179	137	135	33%	E&P Norway exploration expenditures (activity)	437	340	29%
243	218	182	34%	E&P International exploration expenditures (activity)	669	570	17%

422	355	316	33%1)	Group exploration expenditures (activity)	1,106	910	22%2)
39	4	24	60%	Expensed, previously capitalised exploration expenditures	59	52	14%
(201)	(124)	(102)	98%	Capitalised share of current period's exploration activity	(405)	(251)	61%
611	0	0	>100%	Impairment (reversal of impairment)	614	253	>100%

871	235	239	>100%	Exploration expenses according to IFRS	1,374	963	43%

1) 21 wells with activity with 11 completed in the third quarter of 2019 compared to 13 wells with 5 completed in the third quarter of 2018.

2) 42 wells with activity with 32 wells completed in the first nine months of 2019 compared to 23 wells with 15 completed in the first nine months of 2018.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "expect", "believe", "focus", "likely", "may", "outlook", "plan", "strategy", "will", "guidance" and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor’s plans, intentions, aims and expectations with respect to Equinor’s start-up of projects through 2025; intentions regarding the wind business and development as a broad energy company; market outlook and future economic projections and assumptions;  production growth in 2020 and towards 2025 and production guidance for 2019, including plans and expectations to deliver 200,000 barrels per day from Trestakk, Utgard, Snefrid Nord, Mariner and Johan Sverdrup in 2020; CAGR for the period 2019 - 2025; organic capital expenditures for 2019; intention to mature its portfolio; estimates regarding exploration activity levels; ambition to keep unit of production cost in the top quartile of its peer group; scheduled maintenance activity and the effects on equity production thereof; expected dividend payments and dividend subscription price; share buy-back programme, including expectations regarding the timing and amount to be purchased using the remaining part of the first tranche of the programme, and the redemption of the Norwegian State’s shares; clean-up costs relating to the damage caused to the South Riding Point oil terminal by Hurricane Dorian; expected lease commitments through 2024; planned and announced acquisitions and divestments, including the timing and impact thereof, including the acquisition of  100% of the shares of Danske Commodities and the share-sale transaction with Lundin.

You should not place undue reliance on these forward- looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rate and interest rate fluctuations; the political and economic policies of Norway and other oil-producing countries; EU developments; general economic conditions; political and social stability and economic growth in relevant areas of the world; global political events and actions, including war, political hostilities and terrorism; economic sanctions, security breaches; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields or wells on stream; an inability to exploit growth or investment opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location and other transportation problems; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions, climate change, and other changes to business conditions; an inability to attract and retain personnel; relevant governmental approvals; labour relations and industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Equinor’s business, is contained in Equinor’s Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission (and section 2.11 Risk review - Risk factors thereof). Equinor’s 2018 Annual Report and Form 20-F is available at Equinor’s website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, whether to make them either conform to actual results or changes in our expectations or otherwise.

END NOTES

1.     The group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2.     The refining reference margin is a typical average gross margin of our two refineries, Mongstad and Kalundborg. The reference margin will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc.

3.     Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.

4.     Equity volumes represent produced volumes under a production sharing agreement (PSA) that correspond to Equinor's ownership share in a field. Entitlement volumes, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.     Not applicable this quarter.

6.     Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures are refunded by the State. All transactions are considered priced on an arm’s-length basis.

7.     The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates. The growth percentage is based on historical production numbers, adjusted for portfolio measures.

8.     The group's average invoiced gas prices include volumes sold by the MMP segment.

9.     The internal transfer price paid from MMP to E&P Norway.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EQUINOR ASA

(Registrant)

Dated: 24 October, 2019

By: ___/s/ Lars Christian Bacher

Name: Lars Christian Bacher

Title:    Chief Financial Officer